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                                  September 12, 1997



Board of Directors of DeGeorge Financial Corporation
99 Realty Drive
Cheshire, Connecticut  06410

Gentlemen:

          I hereby propose to buy-out the shares of DeGeorge Financial Corporation (the "Company") not already owned directly or indirectly by me and possibly by certain of the Company's present and former directors, officers and related parties who may wish to participate in the buy-out with me (the "Purchaser Group"). I believe that such a transaction will be in the best interests of the Company and its shareholders and will eliminate potential creditor apprehensions and low employee morale resulting from the consistently low prices of the Company's stock.

          My proposal contemplates a cash price per share of $1.30 for the public stockholders which represents a substantial premium over the present and recent historical market prices of the stock. I have made arrangements for financing the purchase price of such shares and, accordingly, my proposal is not subject to financing.

          I am prepared to negotiate promptly a mutually acceptable merger agreement with the Company which I expect would contain limited conditions and establish the structure for the buy-out. Since I will incur considerable expense and expend considerable time and effort to effect the merger which I believe are in the best interests of all shareholders, this proposal is conditioned upon the merger agreement providing that the Company will (a) reimburse the Purchaser Group for out-of-pocket expenses incurred by or on behalf of the Purchaser Group in connection with the Purchaser Group's pursuit of this proposal, including without limitation, reasonable fees and expenses of the Purchaser Group's attorneys, accountants, consultants and financing sources in the event the transaction contemplated by this proposal is not consummated for any reason other than a breach of the merger agreement by any member of the Purchaser Group, and (b) pay me liquidated damages of $100,000 in the event that the Company is the subject of a change of control involving any Person other than me within one year of the date of the merger agreement.

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Board of Directors of DeGeorge Financial Corporation
September 12, 1997
Page 2



          I appreciate that, in considering my proposal, the obligation of the Board of Directors of the Company is to examine it from the standpoint of the best interests of the Company's shareholders as a whole. Therefore, I and any members of the Purchaser Group who may be directors would be happy to recuse ourselves during any Board meeting at which my proposal is to be considered unless our presence is requested for the purpose of answering questions.

          If you are interested in pursuing my proposal, I request that my advisors and I be permitted to review any proposed press releases or other public statements prior to their release.

          I and my advisors are ready and eager to meet with you and your advisors to begin work on the merger agreement. If we work together, I do not anticipate any difficulties in arranging the details and I am confident that we can develop a definitive agreement very quickly. I would very much appreciate hearing from you as soon as possible so that we both might discuss how best to proceed.

                              Very truly yours,


                              /s/ Peter R. DeGeorge

                              Peter R. DeGeorge